Exhibit 99.1

NewsRelease

TransCanada Announces 2018-2019 Revenue Requirement Settlement with NGTL System Shippers

CALGARY, Alberta - March 23, 2018 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) announced today that its wholly-owned subsidiary, NOVA Gas Transmission Ltd. (NGTL), has filed an application with the National Energy Board for approval of a negotiated settlement with its customers and other interested parties on the annual costs required to operate the NGTL System for 2018 and 2019.

"This settlement is the product of a collaborative and open negotiation process between TransCanada and its shippers, which will bring greater natural gas transportation cost certainty to customers on the NGTL System,” said Tracy Robinson, TransCanada’s senior vice president and general manager, Canadian Gas Pipelines. "We appreciate the hard work by industry and other interested parties in reaching this settlement so we can continue to provide safe, reliable and cost-effective transportation to our customers."

The settlement covers NGTL System operating costs including return on equity and depreciation. It also includes a mechanism that incentivizes TransCanada to remain strongly focused on cost management as well as operating efficiencies and system reliability. The agreement:

•	encompasses a two-year period (January 1, 2018 to December 31, 2019);

•	fixes the equity return at 10.1 per cent on 40 per cent deemed common equity;

•	establishes depreciation at a forecast composite rate of 3.45 per cent;

•	fixes operating, maintenance and administration (OM&A) costs at $225 million for 2018 and $230 million for 2019, and includes a sharing mechanism that incents NGTL to achieve cost efficiencies; and

•	provides for flow-through treatment of all other costs including pipeline integrity expenses and emissions costs.

The NGTL System is an extensive natural gas pipeline system in Western Canada comprised of approximately 24,320 kilometres of pipeline and associated facilities. Subject to regulatory approvals, TransCanada has committed approximately $7.2 billion in near-term growth capital to the NGTL System.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 91,900 kilometres (57,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is a leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in approximately 6,100 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends approximately 4,900 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media and 3BL Media.

FORWARD-LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Fourth Quarter 2017 Financial Highlights release and 2017 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
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1.800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522